Exhibit 99.2

 Diversified Energy Company PLC
(“Diversified” or the “Company”)

Publication of Circular and Notice of Meetings

On September 30, 2025, Diversified announced its intention to move the Company’s primary listing to the New York Stock Exchange while retaining a secondary listing on the London Stock Exchange. The proposed change will be implemented by way of a UK scheme of arrangement pursuant to which a new US company (“NewCo”) will become the new parent holding company of Diversified (the “Transaction”).

Today, the Company has published a circular and notice of the shareholder meetings (the “Circular”) outlining details of the Transaction and convening the shareholder meetings (the “Meetings”) to approve certain matters related to the Transaction.

A copy of the Circular is available on Diversified’s website within the Investors section at https://ir.div.energy/news-events/regulatory-news and will also be submitted to the National Storage Mechanism, and will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Subject to the passing of the relevant resolutions proposed at the Meetings and court and other regulatory approvals, it is anticipated that the scheme will become effective on or around November 21, 2025. The shares of NewCo are expected to be listed on the NYSE, and the admission of the shares of NewCo to listing on the equity shares (international commercial companies secondary listing) category of the Official List of the FCA and to trading on the London Stock Exchange’s main market for listed securities is expected to become effective on or around November 24, 2025.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified
Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our unique differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.